Exhibit 4.13
Description of the Company’s Common Stock Registered
Under Section 12 of the Exchange Act

The following is a description of the common stock of Integra LifeSciences Holdings Corporation (the “Company”). The description does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation and its amended and restated by-laws, each of which are filed as exhibits to this Annual Report on Form 10-K, and to the provisions of the Delaware General Corporation Law (“DGCL”).
General Matters
Authorized Shares
The Company’s authorized capital stock consists of 255,000,000 shares of stock, of which 240,000,000 shares are designated as common stock, par value $0.01 per share, and 15,000,000 shares are designated as preferred stock, no par value. As of December 31, 2019, we had 85,870,260 shares of common stock outstanding (excluding treasury stock) and no shares of preferred stock outstanding.

Dividends
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. However, our senior credit facility limits the amount of dividends that we may pay. Any future determinations to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flows and other factors that our board of directors deems relevant.

Voting Rights

Each stockholder is entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder. Stockholders do not have cumulative voting rights. The Company’s board of directors is not classified and each director is elected annually. The voting standard for the election of directors is a majority of votes cast in uncontested elections. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard is a plurality of the votes cast. Holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.
Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
Right to Receive Liquidation Distributions
Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock.
Stock Exchange
Our common stock is traded on the Nasdaq Global Select Market under the symbol “IART”.

Preferred Stock
The Company’s Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock from time to time in one or more series and with such rights and preferences as determined by the Board with respect to each series. The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of holders of common stock.
Anti-Takeover Effects of Delaware Law
We are subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

 In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.